SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 3)
Atna Resources Ltd.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
04957F101

(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102(Tel.) (239) 262-8577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 11, 2011

(Date of Event which Requires Filing of this
Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ x ].
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
Page 1 of 6 pages

     1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04957F101	Page	2	of	6

1	NAMES OF REPORTING PERSONS Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF-AF-OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		12,310,133

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,310,133

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,310,133

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN-IA-OO

SCHEDULE 13D/A3
This constitutes Amendment No. 3 to the statement on Schedule 13D (the “Amendment No. 3”) filed on behalf of Lloyd I. Miller III (“Miller” or the “Reporting Person”), dated and filed January 7, 2011, as amended (the “Statement”), relating to the common stock, without par value per share, of Atna Resources Ltd. (the “Company” or “Atna”). The Company’s principal executive offices are located at 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4.	Purpose of the Transaction
Item 4 of the Statement is hereby amended and restated in its entirety as follows:
The Shares covered by this Amendment No. 3 were acquired by Mr. Miller for investment purposes in the ordinary course of his business as an investor. Mr. Miller has previously disclosed the following:
•	On January 7, 2011, Mr. Miller file a Schedule 13D to report his intention to engage in discussions with the Board of Directors of the Company (the “Board”) and management of Atna, regarding Atna, its prospects and potential means for enhancing shareholder value, including without limitation, with respect to potential changes in the business, strategy or Board composition of Atna. Mr. Miller also disclosed that he may seek to initiate or participate in such other actions as he deems necessary to enhance the value of his investment in Atna, including without limitation, actions intended to cause changes to the business, strategy or Board composition of Atna and which may include seeking to add nominees designated by Mr. Miller to the Board and/or removing individuals from the Board, requisitioning a meeting of shareholders of Atna and soliciting proxies in connection therewith, and/or making one or more shareholder proposals in connection with Atna.

•	On March 25, 2011, Stikeman Elliott LLP, Canadian legal counsel to Mr. Miller, sent a letter on behalf of Mr. Miller to the Board, which was filed as Exhibit 99.1 to Mr. Miller’s Amendment No. 1 to the Schedule 13D dated March 29, 2011, stating the following:
•	Mr. Miller recommended that Steven Harmsen, Steve Scheiwe and Alan Howe be included as management nominees in the Company’s proxy circular for the upcoming Company shareholders’ meeting scheduled for May 6, 2011 (the “Meeting”). Mr. Miller believes that these nominees possess strong, independent business track records, and desires to see the Board possessed of persons who are acting entirely in the interests of shareholders with a view to creating long-term shareholder value.

•	Mr. Miller is extremely disappointed that the current Board approved the recent bought deal financing for the Company which closed on December 2, 2010. Pursuant to this financing, the Company issued 13,350,000 units at a price of C$0.60 per unit which caused serious dilution for existing shareholders. Rather than looking to find partners or sell properties, the Company seems content to finance its expansion through poorly thought out transactions that are dilutive to shareholders. This, coupled with the Company’s failure to meet its expected gold production at the Briggs Mine by over 30% in 2010, are the reasons that Mr. Miller seeks to reconstitute the Board.
•	If the Board fails to include Mr. Miller’s nominees as management nominees in the Company’s proxy circular for the Meeting, Mr. Miller intends to solicit proxies for their election.

•	In addition, Mr. Miller requested that the Company allow individual director voting at the Meeting rather than be provided with the limited option of voting for a slate of directors.
•	On April 14, 2011, Mr. Miller mailed a dissident proxy circular (the “Circular”) and form of proxy (“Proxy Card”) to the shareholders of the Company seeking to elect Steve Harmsen, Steven Scheiwe and Alan Howe to the Board at the Meeting, which were filed as Exhibits 99.2 and 99.3 to Mr. Miller’s Amendment No. 2 to the Schedule 13D dated April 15, 2011, and stated that the reasons that he was taking this action included the following:
•	Mr. Miller believes that the current Board has delivered poor operating results and has issued common shares at historically low prices and at a significant discount to the market.

•	The Company’s share price has declined approximately 65% since its high in 2008. At the same time, stock markets have been strong and during the same time period the price of gold has increased from approximately US$880 per ounce to a record high of more than US$1470 per ounce on April 8, 2011.

•	Mr. Miller does not believe that the Company can create value for shareholders by building and operating a mine that produces materially less gold than forecast with cash production costs that are substantially higher than forecast.

•	Mr. Miler believes that, if the results from the Briggs gold mining property would have been known at the time of making the capital commitment, Briggs would never have been built.

•	Mr. Miller further believes that the value destruction to shareholders has been amplified by the Company completing a material financing at a significant discount to market. Since 2008, the Board has also raised funds through a US$14.5 million bond offering and a US$1.5 million convertible debt offering diluting shareholders by almost 35% in 3 years.

•	Mr. Miller further believes there is no indication whatsoever of any clear strategy for value enhancement and thus Mr. Miller believes that a change of leadership is necessary. Mr. Miller is deeply concerned with the current leadership at the Company and believes that the Board has had its chance to bring value to the Company and has failed.

•	Mr. Miller further believes that that the nominees set forth in the Circular will bring accountability and leadership, add value and protect the interests of all shareholders. The nominees will provide an injection of new ideas and strategic perspectives to the Company. Mr. Miller believes that, by acting as the catalyst on behalf of the many suffering shareholders who want to see the decline in stock price halted and sustainable growth for the Company created, all shareholders will benefit.
The purpose of this Amendment No. 3 is to disclose that, although Mr. Miller’s nominees were not elected to the Board at the Meeting, Mr. Miller remains disappointed with the share price of the Shares of Atna and wants to protect the shareholders of Atna from further dilutive stock issues. Accordingly, on May 11, 2011 (the “May 11 Letter”), Stikeman Elliott LLP, Canadian legal counsel to Mr. Miller, sent a letter on behalf of Mr. Miller to the Board, filed as Exhibit 99.4 to this Amendment No. 3, stating the following:
•	Mr. Miller wishes to submit two proposals to the Board as follows:
•	Pursuant to proposal one, Mr. Miller shall have the right to nominate two new directors to the Board and the Company will take any and all immediate steps necessary to appoint such nominees to the Board. Concurrently with the appointment of Mr. Miller’s nominees to the Board, incumbent directors shall resign from the Board, and such resignations will be determined exclusively by the current Board. Further, Mr. Miller agrees to execute a standstill agreement providing that, for a one-year period commencing on the date of execution of such standstill agreement, Mr. Miller shall not run any new director nominees for election and appointment to the Board. Additionally, the standstill agreement would contain customary provisions for agreements of this nature.

•	Pursuant to proposal number two, Mr. Miller shall have the right to nominate one new director to the Board, and the Company will take any and all immediate steps necessary to appoint such nominee to the Board. Mr. Miller’s nominee, together with one current independent director of Atna, shall form a mixed nominating committee for purposes of strengthening the Board. Such mixed nominating committee, together with input from other large investors, shall then select two or three mutually agreed upon new independent directors who shall be appointed to the Board. Concurrently which such appointment, two or three incumbent directors shall resign from the Board, and such resignations to be determined exclusively by the current Board. Recommendations with respect to new directors may be submitted by the Board, Mr. Miller and an outside search agency if any such agency is engaged by the mixed nominating committee.
•	Although Mr. Miller commends the Company on its recently stated strategy disclosed in the May 9, 2011 press release, and is encouraged by the contents of the May 9, 2011 press release and by the Board’s willingness to engage in constructive dialogue with him, he remains concerned about the possibility of Atna undertaking a further dilutive financing. Accordingly, Mr. Miller asks that the Board, as an indication of good faith, agree for so long as discussions are ongoing, to permit Mr. Miller to participate in any equity financing, pro rata to his shareholding, to prevent any further dilution. Mr. Miller further stated that, if the Board is not willing to put such an agreement in writing, and if the Board does proceed with a dilutive financing, Mr. Miller may take and pursue every recourse available to prevent such a financing.

•	Stikeman Elliott LLP requests a reply by the Board to the items set forth in this letter no later than June 10, 2011. If Stikeman Elliott LLP does not receive a positive response by such date, they will assume that the Board is not prepared to accept either of the two proposals. If the Board is not agreeable to either proposal, Mr. Miller reserves all of his legal rights as a shareholder of Atna.

•	Mr. Miller’s proposals are described more fully in the May 11 Letter set forth as Exhibit 99.4 to this Amendment No. 3.
Except as described above in this Item 4 and herein, the Reporting Person does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 7.	Materials to be Filed as Exhibits:
Exhibit 99.1 Letter to the Company dated March 25, 2011 (Filed as Exhibit 99.1 to Schedule 13D/A by the Reporting Person with the Securities and Exchange Commission on March 29, 2011 and incorporated herein by reference)
Exhibit 99.2 Dissident Proxy Circular dated April 14, 2011 (Filed as Exhibit 99.2 to Schedule 13D/A by the Reporting Person with the Securities and Exchange Commission on April 15, 2011 and incorporated herein by reference)
Exhibit 99.3 Form of Proxy (Filed as Exhibit 99.3 to Schedule 13D/A by the Reporting Person with the Securities and Exchange Commission on April 15, 2011 and incorporated herein by reference)
Exhibit 99.4 Letter to the Company dated May 11, 2011

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: May 12, 2011

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III